































Alcon, Inc.

Exhibit 99.1

Worldwide Leader
in Ophthalmic Research and Manufacturing
Systane
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Alcon
2.5mL Sterile
VIGAMOX
CIPRODEX
STERILE OTIC SUSPENSION
Alcon
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile

Systane
OPTI-FREE Express
TRAVATAN
Patanol

Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on July 28, 2005, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; losses from litigations; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 15, 2005, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com.



Management Presentation by

Cary Rayment
Chairman, President & CEO

Jacqualyn Fouse
Senior Vice President of Finance & CFO



Second Quarter Financial Highlights

	Q2 05	Q2 04*	Growth
Global Sales	$ 1,172.0	$1,039.2	12.8%
Net Earnings	$ 325.0	$ 241.6	34.5%
Diluted EPS	$ 1.04	$ 0.78	33.3%

*2004 excludes the impact of tax settlements and tax credits of $57.6 million recorded in Q2 2004. This is a non-GAAP measure and is provided to help investors better compare results of operations from 2005 to 2004. See reconciliation.

(dollars in millions, except per share amounts)



AcrySof® ReSTOR® Update

- **U.S. shipments commenced in mid-May 2005**

- **2,200 physicians trained to date**

- **1,300 physicians completed all requirements**

- **Positive physician and patient response**

- **CMS decision increased access to U.S. Medicare population**





2005 AcrySof® ReSTOR® Updated Guidance

Full year 2005 global sales guidance

- Previous Guidance: $35 to $45 million
- New Guidance: $45 to $55 million

AcrySof® ReSTOR® - Alcon Strategy

2005 Focus

- **Increase number of physicians trained and qualified to implant**

- **Ensure a positive physician and patient experience**

Longer-Term Focus

- **Physician practice development**

- **Technology enhancements**

- **Expanding patient education/awareness of technology**



RETAANE® Regulatory Update

- **Received approvable letter in late May 2005**

- **Initial meeting to discuss letter held July 21st**

- **Continue negotiations with FDA to determine requirements for approval**

- **EU and other international submissions filed and pending regulatory decisions**



RETAANE® Clinical Update

- **Q4 2005** - 24 month data from head to head PDT trial

- **Q1 2006** - South American trial 12 month data

- **1H 2007** - EU trial 12 month data (enrolling)

- **2H 2007** - Interval study data (enrolling)

- **1,900 of planned 2,500 patients enrolled in risk reduction study**



Q2 2005 Sales and Growth by Business Unit

	Sales	Reported Growth	Constant Currency
Global Sales	**$ 1,172.0**	**12.8%**	**10.1%**
United States	**$ 594.9**	**8.2%**	**8.2%**
International	**$ 577.1**	**17.9%**	**12.3%**

Note: Constant currency sales growth is a non-GAAP measure presented
to give investors a better comparison of operations between years

(dollars in millions)



2005 YTD Sales and Growth by Business Unit

	Sales	Reported Growth	Constant Currency
Global Sales	**$ 2,242.5**	**12.0%**	**9.4%**
United States	**$ 1,116.1**	**7.9%**	**7.9%**
International	**$ 1,126.4**	**16.3%**	**11.0%**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions)



Geographic Sales Breakdown

June 2005 YTD



28.7%
49.8%
7.1%
14.4%

- United States
- EURMEA
- Japan
- Rest of World

June 2004 YTD



27.8%
51.7%
7.5%
13.0%

- United States
- EURMEA
- Japan
- Rest of World



Sales by Market Development

June 2005 YTD Reported Growth Rate



June 2005 YTD Constant Currency Growth Rate



Emerging markets contributed 13% of June YTD 2005 Sales

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years



Pharmaceutical Sales



$1,000

$800

$600

$400

$200

$0

Q2 2004 — $440.5

Q2 2005 — +14.1% — $502.6

YTD 2004 — $819.6

YTD 2005 — +14.0% — $934.6

(dollars in millions)

Alcon 14

Surgical Sales


$1,200
$1,000
$800
$600
$400
$200
$0
$459.1
+13.4%
$520.8
$903.0
+11.7%
$1,009.1
Q2 2004
Q2 2005
YTD 2004
YTD 2005

(dollars in millions)

Consumer Sales

$350

$300 — +6.6%

$250

$200

$150 — +6.4%

$100

$50

$0

| Q2 2004 | Q2 2005 | YTD 2004 | YTD 2005 |

$139.6 $148.6 $280.2 $298.8

(dollars in millions)



Q2 2005 Income Statement Detail

	Q2 05	% of Sales	Q2 04	% of Sales
Gross Profit	$ 884.3	75.5%	$ 765.0	73.6%
SG & A	$ 341.8	29.2%	$ 312.3	30.1%
Research & Development	$ 100.8	8.6%	$ 89.3	8.6%
Operating Profit	$ 419.8	35.8%	$ 347.7	33.5%

(dollars in millions)



Q2 YTD 2005 Income Statement Detail

	YTD 05	% of Sales	YTD 04	% of Sales
Gross Profit	$1,666.2	74.3%	$1,438.8	71.8%
SG & A	$ 678.3	30.2%	$ 603.1	30.1%
Research & Development	$ 199.3	8.9%	$ 180.2	9.0%
Operating Profit	$ 746.6	33.3%	$ 624.3	31.2%

(dollars in millions)



Tax Rate Analysis

	YTD 2005	Full Year 2004
Reported effective tax rate	**23.5%**	**22.6%**
Non-GAAP adjustment	**--**	**5.1%**
***Adjusted effective tax rate**	**23.5%**	**27.7%**

*Adjusted effective tax rate is a non-GAAP measure presented to give investors a better comparison of income taxes between years.

(dollars in millions)



19

Non-GAAP Adjustments

	Q2 04 Net Earnings	Q2 04 EPS
Reported	$ 299.2	$ 0.96
Non-GAAP Adjustments	($57.6)	($0.18)
Adjusted Non-GAAP*	$ 241.6	$ 0.78

*Adjustments for tax settlements and credits booked in Q2 2004 are non-GAAP measures and are provided to help investors better compare results of operations from 2005 and 2004.



Balance Sheet Highlights

	6/30/05	12/31/04
Short and Long Term Borrowings	$ 1,164.6	$ 988.0
Cash and Cash Equivalents	$ 1,210.6	$ 1,093.4
Consolidated S/H Equity	$ 2,332.0	$ 2,187.9
A/R Change (From 12/31/04)	18.2%	N/A
Inventory Change (From 12/31/04)	(10.2%)	N/A

(dollars in millions)



Cash Flow Highlights

	YTD 2005	YTD 2004
Net Cash From Operations	$ 653.5	$ 462.3
Net Cash From Investing	$ (286.7)	$ (121.1)
Free Cash Flow*	$ 366.8	$ 341.2

*Free cash flow is a non-GAAP term defined as net cash from operations less net cash from investing. Free cash flow is presented as a means for investors to evaluate cash flows.

(dollars in millions)



2005 Outlook



2005 Full Year Financial Guidance

- ## Sales range from $4.35 to $4.40 billion

  - **Global growth across major product lines**

  - **Share gains from recent product launches**

  - ***AcrySof® ReSTOR® sales***

  - ***Ciloxan® impact predominantly 1H05***

  - **Nominal to slightly negative currency impact in 2H05**



2005 Full Year Financial Guidance

- ## EPS range from $3.40 to $3.45

  - **Higher gross margin from product mix and production efficiencies**

  - ***Ciloxan*®** **impact predominantly 1H05**

  - **Stable to slightly improving SG&A**

  - **Lower effective tax rate**















Alcon, Inc.

Worldwide Leader
in Ophthalmic Research and Manufacturing
ACCURUS
Alcon
DuoVisc
TOTAL PLUS

Systane
OPTI-FREE Express
Patanol
TRAVATAN
Alcon